PROSPECTUS SUPPLEMENT
---------------------
(To prospectus dated May 21, 2002)

                                  $125,000,000

                             KENTUCKY POWER COMPANY

                     5.50% Senior Notes, Series A, due 2007


         Interest on the Senior Notes is payable semi-annually on January 1 and July 1 of each year, beginning January 1, 2003. The Senior Notes will mature on July 1, 2007. We may redeem the Senior Notes at our option at any time either as a whole or in part at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus a make-whole premium, together with accrued and unpaid interest to the redemption date. The Senior Notes do not have the benefit of any sinking fund.

         The Senior Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all of our secured debt from time to time outstanding, including $45,000,000 of outstanding first mortgage bonds as of June 1, 2002. We will issue the Senior Notes only in registered form in multiples of $1,000.


                                                         Per Note     Total

Public offering price(1)  . . . . . . . . . . . . . . .  99.818%  $124,772,500
Underwriting discount  . . . . . . . . . . . . . . . . .   .600%  $    750,000
Proceeds, before expenses, to Kentucky Power Company.  . 99.218%  $124,022,500
 (1)Plus accrued interest, if any, from June 28, 2002.


INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS FOR MORE INFORMATION.

         Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 28, 2002.


                           Joint Book-Running Managers


BARCLAYS CAPITAL                                      CREDIT SUISSE FIRST BOSTON

                                   Co-Managers


BNP PARIBAS                                            MCDONALD INVESTMENTS INC.

            The date of this prospectus supplement is June 25, 2002.

         You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

                                                                          Page

                                TABLE OF CONTENTS

                              Prospectus Supplement

SUMMARY CONSOLIDATED FINANCIAL DATA........................................S-3
SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES...............................S-4
USE OF PROCEEDS............................................................S-6
RECENT DEVELOPMENTS........................................................S-6
UNDERWRITING...............................................................S-7
NOTICE TO CANADIAN RESIDENTS...............................................S-9


                                   Prospectus

THE COMPANY................................................................. 2
RISK FACTORS................................................................ 2
PROSPECTUS SUPPLEMENTS...................................................... 9
RATIO OF EARNINGS TO FIXED CHARGES.......................................... 9
WHERE YOU CAN FIND MORE INFORMATION......................................... 9
USE OF PROCEEDS ............................................................10
DESCRIPTION OF THE NOTES ...................................................10
PLAN OF DISTRIBUTION........................................................16
LEGAL OPINIONS..............................................................17
EXPERTS.....................................................................17

                             Summary Financial Data

     The following table sets forth summary financial information for each of the periods indicated. You should read the information in this table together with our financial statements and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                   Three Months
                                                      Ended
                                                  March 31, 2002              Year Ended December 31
                                                  --------------    ------------------------------------------
                                                                       2001          2000              1999
                                                                                 (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues (a)                            $ 351,308       $1,659,395     $1,176,867       $  918,121
  Operating Expenses                                  335,824        1,611,717      1,127,129          863,446
                                                 ------------      -----------    -----------          -------
  Operating Income                                     15,484           47,678         49,738           54,675
  Nonoperating Income (Loss)                            1,262            1,248          2,070             (327)
  Interest Charges                                      6,500           27,361         31,045           28,918
                                                  -----------       ----------     ----------       ----------
  Net Income                                      $    10,246      $    21,565     $   20,763       $   25,430
                                                  -----------       ----------     ----------       ----------



                                                  March 31, 2002              Year Ended December 31
                                                  --------------    ------------------------------------------
                                                                        2001         2000              1999
                                                                                 (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant                           $1,141,485       $1,128,415     $1,103,064       $1,079,048
  Accumulated Depreciation and Amortization           389,694          384,104        360,648          340,008
                                                   ----------       ----------   ------------     ------------
  Net Electric Utility Plant                       $  751,791       $  744,311     $  742,416      $   739,040
                                                    =========        =========    ===========      ===========

Total Assets                                       $1,292,236       $1,153,243     $1,509,064      $   986,638
                                                   ==========       ==========     ==========      ===========

Common Shareholder's Equity                        $  259,848       $  256,130     $  266,713      $   276,310
                                                    =========        =========    ===========      ===========

Long-term Debt (b)                                 $  346,146       $  346,093     $  330,880      $   365,782
                                                    =========        =========     ==========      ===========

Obligations Under Capital Leases (b)               $    9,213       $    9,583     $   14,184     $     15,141
                                                    =========       ==========     ==========     ============

Total Capitalization and Liabilities               $1,292,236       $1,153,243     $1,509,064      $   986,638
                                                    =========       ==========     ==========      ===========

(a) Operating revenues, net of trading and marketing related purchased power expense are: $102,083,000 for the three months ended March 31, 2002 and $404,857,000, $410,403,000 and $373,982,000 for the years ended December 31, 2001, 2000 and 1999.
(b)......Including portion due within one year.

                  SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

     The following description of the particular terms of the Senior Notes supplements and in certain instances replaces the description of the general terms and provisions of the Senior Notes under "Description of the Notes" in the accompanying Prospectus. We will issue the Senior Notes under an Indenture, dated as of September 1, 1997, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity and Interest

     The Senior Notes will initially be issued in an aggregate principal amount of $125,000,000. We may, without consent of the holders of the Senior Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Senior Notes. These notes, together with the Senior Notes, will be a single series of notes under the Indenture.

     The Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on July 1, 2007 and will bear interest at the rate of 5.50% per year from June 28, 2002 to but not including July 1, 2007. The Senior Notes are not subject to any sinking fund provision.

     Interest on each Senior Note will be payable semi-annually in arrears on each January 1 and July 1 and at redemption, if any, or maturity. The initial interest payment date is January 1, 2003. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the Senior Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     We will pay interest on the Senior Notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the Senior Notes as of the Regular Record Date (as defined below) for each interest payment date.

     We will pay the principal of the Senior Notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of Deutsche Bank Trust Company Americas, Corporate Trust and Agency Services, 60 Wall Street, MSNYC 60-2515, New York, New York 10005.

     If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid. Interest payable on each January 1 will be paid on the next succeeding Business Day.

     The "Regular Record Date" will be the December 15 or June 15 prior to the relevant interest payment date.

     "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

Optional Redemption

     We may redeem the Senior Notes at our option at any time, upon no more than 60 and not less than 30 days' notice by mail. We may redeem the Senior Notes either as a whole or in part at a redemption price equal to the greater of (1) 100% of the principal amount of the Senior Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed (excluding the portion of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, plus, in each case, accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such third Business Day, the Reference Treasury Dealer Quotation for such redemption date.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us and reasonably acceptable to the Trustee.

     "Reference Treasury Dealer" means a primary U.S. Government Securities Dealer selected by us and reasonably acceptable to the Trustee.

     "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

                                 USE OF PROCEEDS

     The Company proposes to use the net proceeds from the sale of the Senior Notes to redeem or repurchase certain of its outstanding long-term debt having interest rates from 6.65% to 6.70% maturing in 2003, to fund its construction program, to repay short-term indebtedness and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

     The Company has estimated that its consolidated construction costs (inclusive of allowance for funds used during construction) for 2002 will be approximately $129,000,000. At June 1, 2002, the Company had approximately $104,728,000 of short-term unsecured indebtedness outstanding.

                               RECENT DEVELOPMENTS

     We are a wholly-owned subsidiary of American Electric Power Company, Inc. ("AEP"). AEP conducts its power trading business through its subsidiary American Electric Power Service Corporation, which markets or trades electricity for the account of the Company and its electric utility affiliates. Accordingly, we have a proportional interest in AEP's activity pertaining to the marketing and trading of electricity.

     A fact-finding investigation initiated by the Federal Energy Regulatory Commission (the "FERC") into whether any entity, including Enron Corp., manipulated short-term prices in electric energy or natural gas markets in the Western System Coordinating Council (the "WSCC') or otherwise exercised undue influence over wholesale prices in the WSCC, for the period January 1, 2000, forward is discussed in note 8 to the financial statements in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 under the caption "California Energy Market Investigation by FERC - Affecting AEP". With the assistance of outside counsel retained for this purpose, AEP reviewed its records and interviewed relevant personnel and, based upon that review, it has timely advised FERC that it is not aware of any improper activities by its personnel in respect of these matters.

     On May 21, 2002, FERC issued a further data request with respect to this matter to AEP and over 100 other market participants requesting information for the years 2000 and 2001 concerning "wash", "round trip" or "sale/buy back" trading in the WSCC, which involves the sale of an electricity product to another company together with a simultaneous purchase of the same product at the same price (collectively, "wash sales"). After reviewing its records, AEP responded to FERC that it did not participate in any "wash sale" transactions involving power in the relevant market. AEP further informed FERC that certain of its traders did engage in trades on the IntercontinentalExchange, an electronic electricity trading platform owned by a group of electricity trading companies, including AEP, on September 21, 2001, the day on which all brokerage commissions for trades on that exchange were donated to charities for the victims of the September 11, 2001 terrorist attacks, which do not meet the FERC criteria for a "wash" sale but do have certain characteristics in common with such sales.

     The Public Utility Commission of Texas has also issued similar data requests to AEP and other power marketers. AEP intends to respond to such data requests by the July 2, 2002 response date. We understand that the SEC and U. S. Commodities Futures Trading Commission are also looking into "wash sale" trading practices and, in the case of the CFTC, we have received a subpoena issued June 17, 2002 requesting information with respect to these matters. In addition, the United States Department of Justice made a civil investigation demand to AEP and other electric generating companies concerning their investigation of the IntercontinentalExchange. AEP has recently completed a review of its trading activities in the United States for the last three years involving sequential trades with the same terms and counterparties. The revenue from such trading is not material to our financial statements. We and AEP believe that substantially all these transactions involve economic substance and risk transference and do not constitute "wash sales".

     The Enron Corp. bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades of certain other market participants have significantly reduced such participants' participation in the wholesale power markets. These events are causing a decrease in the number of significant participants in the wholesale power markets, at least temporarily, which could result in a decrease in the volume and liquidity in the wholesale power markets. We are unable to predict the impact of such developments on its power marketing and trading business.

                                  UNDERWRITING

     Barclays Capital Inc. and Credit Suisse First Boston Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of Senior Notes set forth opposite its name below:

                                                         Principal Amount
                Underwriter                               of Senior Notes
                -----------                               ---------------

         Barclays Capital Inc                               $50,000,000
         Credit Suisse First Boston Corporation             $50,000,000
         BNP Paribas Securities Corp                        $12,500,000
         McDonald Investments Inc., a KeyCorp Company       $12,500,000
                                                            -----------
                                                           $125,000,000
                                                            ===========

     In the Underwriting Agreement, the underwriters have agreed to the terms and conditions to purchase all of the Senior Notes offered if any of the Senior Notes are purchased.

     The expenses associated with the offer and sale of the Senior Notes are expected to be approximately $180,000.

     The underwriters propose to offer the Senior Notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of .350% per Senior Note. The underwriters may allow, and such dealers may reallow, a discount not in excess of .250% per Senior Note to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     Prior to this offering, there has been no public market for the Senior Notes. The Senior Notes will not be listed on any securities exchange. Certain underwriters have advised us that they intend to make a market in the Senior Notes. The underwriters will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time. There can be no assurance of a secondary market for the Senior Notes, or that the Senior Notes may be resold.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In connection with the offering, the underwriters may purchase and sell the Senior Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purposes of preventing or retarding a decline in the market price of the Senior Notes and syndicate short positions involve the sale by the underwriters of a greater number of Senior Notes than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Senior Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Senior Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business.

     Credit Suisse First Boston Corporation will make securities available for distribution on the Internet through a proprietary Web site and/or a third party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Credit Suisse First Boston Corporation and its customers and is not a party to any transactions. Market Axess Inc. will not function as an underwriter or agent of the issuer, nor will Market Axess Inc. act as a broker for any customer of Credit Suisse First Boston Corporation. Market Axess Inc., a registered broker-dealer, will receive compensation from Credit Suisse First Boston Corporation based on transactions Credit Suisse First Boston Corporation conducts through the system. Credit Suisse First Boston Corporation will make securities available to its customers through the Internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

     The distribution of the Senior Notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Senior Notes are made. Any resale of the Senior Notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Senior Notes.

Representations of Purchasers

     By purchasing Senior Notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

o the purchaser is entitled under applicable provincial securities laws to purchase the Senior Notes without the benefit of a prospectus qualified under those securities laws,

o where required by law, the purchaser is purchasing as principal and not as agent, and

o    the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action - Ontario Purchasers Only

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Senior Notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Senior Notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Senior Notes.

     If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Senior Notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages we will not be liable for all or any portion of the damages that are proven not to represent the depreciation in value of the Senior Notes as a result of the misrepresentation relied upon. These rights are in addition to and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

     Canadian purchasers of Senior Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Senior Notes in their particular circumstances and about the eligibility of the Senior Notes for investment by the purchaser under relevant Canadian legislation.

                                   PROSPECTUS

                             KENTUCKY POWER COMPANY
                                1 Riverside Plaza
                              Columbus, Ohio 43215
                                 (614) 223-1000

                                  $375,000,000

                                 UNSECURED NOTES

                                  TERMS OF SALE

A prospectus supplement or pricing supplement will include the final terms for each note. If we decide to list upon issuance any note or notes on a securities exchange, a prospectus supplement or pricing supplement will identify the exchange and state when we expect trading could begin. The following terms may apply to the notes that we may sell at one or more times.

 - Mature 9 months to 50 years

 - Fixed or floating interest rate

 - Remarketing features

 - Certificate or book-entry form

 - Subject to redemption

 - Not convertible, amortized or subject to a sinking fund

 - Interest paid on fixed rate notes quarterly or semi-annually

 - Interest paid on floating rate notes monthly, quarterly, semi-annually, or annually

 - Issued in multiples of a minimum denomination

 - Issued with original issue discount

INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3 FOR MORE INFORMATION.

The notes have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 21, 2002.

                                   THE COMPANY

     We generate, sell, purchase, transmit and distribute electric power. We serve approximately 173,000 customers in eastern Kentucky. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and non-utility entities engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number (614) 223-1000). We are a subsidiary of American Electric Power Company, Inc., a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of American Electric Power Company, Inc. are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-223-1000).


                                  RISK FACTORS

                       RISKS RELATED TO OUR POWER TRADING
                            AND WHOLESALE BUSINESSES

o Our revenues and results of operations are subject to market risks that are beyond our control.

     We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through regulated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the Federal Energy Regulatory Commission (the "FERC"), which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

     Volatility in market prices for fuel and power may result from:

 - weather conditions;
 - seasonality;
 - power usage;
 - illiquid markets;
 - transmission or transportation constraints or inefficiencies;
 - availability of competitively priced alternative energy sources;
 - demand for energy  commodities;

 - natural gas, crude oil and refined products, and coal production levels;
 - natural disasters, wars, embargoes and other catastrophic events; and
 - federal, state and foreign energy and environmental regulation and legislation.

o Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

     Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

     We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

     Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

o Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

     We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

o We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

     We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

     The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

o    We do not fully hedge against price changes in commodities.

     We routinely enter into contracts to purchase and sell electricity as part of our power marketing and trading operations and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the-counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

     We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.


                         RISKS RELATED TO OUR REGULATED
                        BUSINESS AND EVOLVING REGULATION

o The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

     Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or "RTOs", may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

     We are participating with four unaffiliated utilities in the formation of the Alliance RTO (the "Alliance RTO"). In 2001 the Alliance companies and MISO, an independent operator of transmission assets in the Midwest ("MISO") entered into a settlement addressing transmission pricing and other "seam" issues between the two RTOs. On December 19, 2001 the FERC approved the proposal of the MISO for a regional transmission organization and instructed the Alliance companies, which had submitted a separate RTO proposal, to explore joining the MISO organization. The FERC's order is intended to facilitate the establishment of a single RTO in the Midwest and support the establishment of viable for-profit transmission companies under an RTO umbrella. In its order, the FERC concluded that the proposed Alliance RTO lacks sufficient scope to exist as a stand-alone RTO and directed the Alliance companies to explore how their business plan can be accommodated within MISO.

     Management is unable to predict the outcome of these transmission regulatory actions and proceedings or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.


                 RISKS RELATED TO MARKET OR ECONOMIC VOLATILITY

o    We are subject to risks associated with a changing economic environment.

     In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed and future results of operations could be significantly harmed.

     The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

o A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our power trading businesses.

     Standard & Poor's and Moody's rate our senior, unsecured debt at BBB+ and Baa2, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. Further, if AEP's short-term rating were to fall below P-2 or A-2, the current ratings assigned by Standard & Poor's and Moody's, respectively, it would significantly limit its access to the commercial paper market and would increase our short-term borrowing costs because we conduct our short-term borrowing through AEP, and on the same terms available to AEP.

     Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished because we would likely have to deposit cash or cash related instruments which would reduce our profits.

o    Our operating results may fluctuate on a seasonal and quarterly basis.

     Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

o Changes in technology may significantly affect our business by making our power plants less competitive.

     A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

o Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

     We are heavily exposed to changes in the price and availability of coal because all of our generating capacity is coal-fired. We have contracts of varying durations for the supply of coal for most of our existing generation capacity, but as these contracts end, we may not be able to purchase coal on terms as favorable as the current contracts.

     Changes in the cost of coal and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for wholesale power may not change at the same rate as the change in coal costs, we may be unable to pass on the changes in costs to our customers.

     In addition, actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

o    At times, demand for power could exceed our supply capacity.

     We are currently obligated to supply power to our customers. At peak times, the demand for power required to meet this obligation will exceed our available generation capacity. In the past, we have had little need to purchase power in the market for our retail customers. In the future, we may be required to buy more power on the market. We may not always have the ability to pass these market purchase costs to our customers. However, we are currently protected from an increase in rates in Kentucky because we have an active fuel clause.


                    RISKS RELATED TO ENVIRONMENTAL REGULATION

o    Our costs of compliance with environmental laws are significant.

     Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase. However, we continue to be protected from erosion of cash flow and profitability by an environmental cost recovery mechanism that provides the opportunity to recover in retail rates both capital and O&M costs associated with environmental compliance.

o    We anticipate that we will incur considerable capital costs for compliance.

     All of our generating capacity is coal burning. We plan to install new emissions control equipment and may be required to upgrade existing equipment, purchase emissions allowances or reduce operations. We expect to spend approximately $140 million (of which $13 million has already been expended) in connection with the installation of emission control equipment at our facilities to comply with the new NOx rule and the Section 126 Rule. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

o Governmental authorities may assess penalties on us for failures to comply with environmental laws and regulations.

     If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the EPA and various states filed against us highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

     Since 1999, we and some of our affiliates have been involved in litigation regarding generating plant emissions under the Clean Air Act. Federal EPA and a number of states alleged that we and eleven unaffiliated utilities modified certain units at coal-fired generating plants in violation of the Clean Air Act. Federal EPA filed complaints against us and some of our affiliated public utility subsidiaries in U.S. District Court for the Southern District of Ohio. A separate lawsuit initiated by certain special interest groups was consolidated with the Federal EPA case. The alleged modification of the generating units occurred over a 20 year period.

     If these actions are resolved against us, substantial modifications of our existing coal-fired power plants would be required. In addition, we could be required to invest significantly in additional emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations. Moreover, our results of operations could be reduced and our financial position could suffer due to the consequent distraction of management and the expense of ongoing litigation.


                             PROSPECTUS SUPPLEMENTS

     We provide information to you about the notes in as many as three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your notes, (b) the accompanying prospectus supplement provides more specific terms of your notes, and (c) if not in the accompanying prospectus supplement, the pricing supplement will provide the final terms of your notes. It is important for you to consider the information contained in this prospectus, the prospectus supplement and the pricing supplement in making your investment decision.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

                     Twelve Months
                     Period Ended               Ratio
                     ------------               -----
                     December 31, 1997           2.12
                     December 31, 1998           2.09
                     December 31, 1999           2.33
                     December 31, 2000           2.23
                     December 31, 2001           2.09

For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.


                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also examine our SEC filings through the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

-    Annual Report on Form 10-K for the year ended December 31, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Mr. G. C. Dean
          American Electric Power Service Corporation
          1 Riverside Plaza
          Columbus, Ohio 43215
          614-223-1000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


                                 USE OF PROCEEDS

     Unless otherwise stated in a prospectus supplement, the net proceeds from the sale of the notes will be used for general corporate purposes relating to our utility business. These purposes include redeeming or repurchasing outstanding debt and other corporate purposes. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. We estimate that our construction costs in 2002 will approximate $128,800,000. At April 24, 2002, our outstanding short-term debt was $71,805,000.

                            DESCRIPTION OF THE NOTES
General

     We will issue the notes under the Indenture dated September 1, 1997 (as previously supplemented and amended) entered into between us and the Trustee, Bankers Trust Company. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, review the Indenture and any supplemental indentures or company orders that we file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee's offices at Four Albany Street, New York, New York.

     The Indenture does not limit the amount of notes that may be issued. The Indenture permits us to issue notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures. Each series of notes may differ as to their terms. The Indenture also gives us the ability to reopen a previous issue of a series of notes and issue additional notes of such series.

     The notes are unsecured and will rank equally with all our unsecured unsubordinated debt. Substantially all of our fixed properties and franchises are subject to the lien of our first mortgage bonds issued under and secured by a Mortgage and Deed of Trust, dated as of May 1, 1949, as previously supplemented and amended, between us and Bankers Trust Company, as trustee. For current information on our debt outstanding see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

     The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the notes will not be subject to any conversion, amortization, or sinking fund. We expect that the notes will be "book-entry," represented by a permanent global note registered in the name of The Depository Trust

Company, or its nominee. We reserve the right, however, to issue note certificates registered in the name of the noteholders.

     In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

     The following terms may apply to each note as specified in the applicable pricing or prospectus supplement and the note.

Redemptions

     If we issue redeemable notes, we may redeem such notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem notes in whole or in part by delivering written notice to the noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the notes of a series at one time, the Trustee selects the notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

     If we issue notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders' right to tender notes, and any other provisions.

Book-Entry Notes - Registration, Transfer, and Payment of Interest and Principal

     Unless otherwise stated in a prospectus supplement, book-entry notes of a series will be issued in the form of a global note that the Trustee will deposit with The Depository Trust Company, New York, New York ("DTC"). This means that we will not issue note certificates to each holder. One or more global notes will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a note certificate, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

         Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange note certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

     A number of its Direct Participants and the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. own DTC.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global notes and voting by participants, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

     According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     Notes   represented  by  a  global  note  will  be  exchangeable  for  note certificates with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

     If we issue note  certificates,  they will be registered in the name of the
noteholder.   The  notes  may  be   transferred   or   exchanged,   pursuant  to
administrative procedures in the indenture, without the

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payment of any service charge (other than any tax or other governmental  charge)
by contacting the paying agent. Payments on note certificates will be made by check.

Original Issue Discount

     We may issue the notes at an original issue discount, bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rate, to be sold at a substantial discount below their stated principal amount. Generally speaking, if the notes are issued at an original issue discount and there is an event of default or acceleration of their maturity, holders will receive an amount less than their principal amount. Tax and other special considerations applicable to original issue discount debt will be described in the prospectus supplement in which we offer those notes.

Interest Rate

     The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

     If we issue a note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

         Fixed Rate Notes

     A pricing or prospectus supplement will designate the record dates, payment dates and the fixed rate of interest payable on a note. We will pay interest monthly, quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next Business Day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

         Floating Rate Notes:  General

     Each floating rate note will have an interest rate formula. The applicable pricing supplement will state the initial interest rate or interest rate formula on each note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

         "Event of Default" means any of the following:

          - failure to pay for three Business Days the principal of (or premium, if any, on) any note of a series when due and payable;

          - failure to pay for 30 days any interest on any note of any series when due and payable;

          - failure to perform any other requirements in such notes, or in the Indenture in regard to such notes, for 90 days after notice;

          -    certain events of bankruptcy or insolvency; or

          -    any other event of default specified in a series of notes.

     An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the Indenture. If an Event of Default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected may require us to repay the entire principal of the notes of such series immediately ("Repayment Acceleration"). In most instances, the holders of at least a majority in aggregate principal amount of the notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an Event of Default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

     The Trustee must within 90 days after a default occurs, notify the holders of the notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

     Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such notes.

Modification of Indenture

     Under the Indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change affecting the rights of the holders of any series of notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any noteholders.

Consolidation, Merger or Sale

     We may merge or consolidate with any corporation or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Legal Defeasance

         We will be discharged from our obligations on the notes of any series at any time if:

     - we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the note of the series, and

     - we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of noteholders of that series will not change as a result of our performing the action described above.

     If this happens, the noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.

Covenant Defeasance

     We will be discharged from our obligations under any restrictive covenant applicable to the notes of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an Event of Default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

     The Indenture and notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

     We and our affiliates use or will use some of the banking services of the Trustee in the normal course of business.

                              PLAN OF DISTRIBUTION

     We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

     Notes may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

     The Agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

By Underwriters

     If underwriters are used in the sale, the underwriters will acquire the notes for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions.
The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

     We may also sell notes directly. In this case, no underwriters or agents would be involved.

General Information

     Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     Our counsel, Simpson Thacher & Bartlett, New York, NY, and one of our lawyers will each issue an opinion about the legality of the notes for us. Dewey Ballantine LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey Ballantine LLP acts as counsel to our affiliates for some matters.

                                     EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

                  Table of Contents

THE COMPANY........................................ 2
RISK FACTORS....................................... 2
PROSPECTUS SUPPLEMENTS............................. 8
RATIO OF EARNINGS TO
   FIXED CHARGES................................... 9
WHERE YOU CAN FIND MORE
    INFORMATION ................................... 9
USE OF PROCEEDS ...................................10
DESCRIPTION OF THE NOTES ..........................10
     General  .....................................10
     Redemptions ..................................11
      Remarketed Notes.............................11
     Book-Entry Notes - Registration,
          Transfer, and  Payment of                 $375,000,000 UNSECURED NOTES
          Interest and  Principal .................11
     Note Certificates- Registration,
          Transfer, and  Payment of
          Interest and Principal ..................12
          Original Issue Discount..................13
     Interest Rate ................................13         PROSPECTUS
         Fixed Rate Notes .........................13
            Floating Rate Notes: ..................13
     Events of Default.............................14
     Modification of Indenture.....................14
     Consolidation, Merger or Sale.................15
     Legal Defeasance..............................15     The date of this
     Covenant Defeasance...........................15 prospectus is May 21, 2002
     Governing Law.................................15
     Concerning the Trustee........................15
PLAN OF DISTRIBUTION...............................16
     By Agents.....................................16
     By Underwriters...............................16
     Direct Sales..................................16
     General Information...........................16
LEGAL OPINIONS.....................................16
EXPERTS............................................17